             Filed Pursuant to Rule 424(b)(2) Registration No. 333-36387

PROSPECTUS

                        BUILDING MATERIALS HOLDING CORPORATION

                                     COMMON STOCK
                                  ($.001 PAR VALUE)

                                   1,000,000 SHARES


    This Prospectus relates to 1,000,000 shares of common stock, par value
$.001 per share (the "Common Stock"), of Building Materials Holding Corporation (the "Company"), that may be issued from time to time in connection with future business combinations, acquisitions and mergers. In general, the terms of such combinations, acquisitions and mergers will be determined by direct negotiations between representatives of the Company and the owners or principal executives of the companies or other entities to be so combined, acquired or merged or the assets of which are to be acquired, and the factors taken into account will include, among other things, the established quality of management, earning power, cash flow, growth potential, facilities and locations of the companies or other entities to be acquired or merged, and the market value of the Common Stock.

    The Common Stock is listed on Nasdaq under the symbol "BMHC." The last reported sales price per share of the Common Stock, as quoted on Nasdaq on October 9, 1997 was $13.125 per share.

    The shares of Common Stock issued in connection with acquisitions may be resold by the receipients thereof. See "Securities Covered by this Prospectus" for information relating to resales pursuant to this Prospectus of Common Stock issued pursuant to this Prospectus.

    See "Risk Factors" on pages 5 to 7 for certain considerations relevant to an investment in the Common Stock.

                               -----------------------

              THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                 THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                    SECURITIES COMMISSION NOR HAS THE COMMISSION
                      OR ANY STATE SECURITIES COMMISSION PASSED
                        UPON THE ACCURACY OR ADEQUACY OF THIS
                         PROSPECTUS.  ANY REPRESENTATION TO
                         THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------------

              The date of this Prospectus is  October 9, 1997

                                AVAILABLE INFORMATION

    The Company has filed a Registration Statement on Form S-4 (the "Registration Statement"), File No. 333-36387, with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at the Jacob K. Javits Federal Building, 75 Park Place, New York, New York 10278. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company or the Company's predecessor, BMC West Corporation, with the Commission are by this reference incorporated in and made a part of this Prospectus: (i) the Annual Report on Form 10-K for the fiscal year ended December 31, 1996, File No. 0-19335;
(ii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No. 0-19335; (iii) the Registration Statement on Form 8-A filed April
12, 1995, as amended by Form 8-K/A filed on May 4, 1995; (iv) the description of the Company's Common Stock contained in the Company's Registration
Statement on Form 8-K filed with the Commission on September 24, 1997 and (v) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all shares of Common Stock offered hereby have been sold or which deregisters all Common Stock then remaining unsold. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to Building Materials Holding Corporation, Attention: Corporate Secretary, One Market Plaza, Steuart Tower #2650, San Francisco, California 94105.

                                     THE COMPANY

    The Company is a recently formed holding company engaged, through its wholly-owned subsidiaries, in the distribution of building materials in the United States, selling primarily to professional contractors as well as to advanced, service-oriented consumers. In addition to distributing lumber, panel products and other building supplies from manufacturers, the Company conducts value-added activities, which include pre-hanging doors, fabricating roof trusses, pre-assembling windows and pre-cutting lumber to meet customer specifications. The Company operates 52 building materials centers located in Arizona, California, Colorado, Idaho, Montana, Nevada, Oregon, Texas, Utah and Washington. Value-added activities are conducted at 44 separate facilities, most of which are located at building materials center sites.

    The Company targets primarily the professional contractor market, which is a strategy distinct from that pursued by the high-volume, consumer-oriented home center retailers now found throughout the United States. The Company's professional contractor market consists of persons engaged principally in the construction of single-family homes and, to a lesser extent, multi-family units and light commercial and industrial construction. The Company also targets the repair and remodel market which consists generally of advanced, project-oriented consumers and contractors hired by them, who engage primarily in substantial projects such as room additions, kitchen or bathroom remodeling and fence or deck installations. The Company believes that many of its building materials centers hold a first or second place local market share among professional contractors and that the Company, as a whole, has the largest sales volume of any distributor of building materials serving primarily professional contractors in its 12-state market area.

    Professional contractors generally are large-volume, repeat customers, requiring certainty of product availability and delivery and a number of specialized services typically not offered by home center retailers. The Company develops long-term relationships with its customers by providing them with a broad range of high-quality products and services. Each of the Company's building materials centers tailors its product and service mix to meet the demands of its local market. The Company's products, which include lumber; panel products, roofing materials, prehung doors, roof trusses, pre-assembled windows, cabinets, hardware, paint and tools, are used primarily for new residential construction, light commercial construction and repair and remodeling projects. These products are sold by experienced professionals consisting of both field sales personnel and facility-based sales and support personnel. The Company also offers its customers various services, including assistance with project designs and materials specifications, coordination of delivery of orders to job sites, provision of credit to pre-approved contractors and referral of retail customers to pre-qualified contractors. Complete home packages (delivered to the sites of the Company's builder customers according to their construction schedules) account for a significant amount of the Company's total sales. Professional contractors accounted for approximately 75% to 77% of the Company's net sales in each of the last three years.

    The Company believes that it is well positioned in some of the most attractive markets for building materials, Population and migration trends in the markets served by the Company as well as the relative strength of many of the local economies in the regions it serves, have resulted in the growth of residential housing in these markets at rates faster than the United States as a whole. The Company operates centers in 7 of the top 10 fastest growing states over the last five years, based upon U.S. Bureau of the Census estimates. In addition, according to the U.S. Bureau of the Census, the Company's 12-state market area is forecast to outpace the rest of the country in its rate of population growth between 1995 and 2000. The Company believes that these population and migration trends provide a foundation for continued growth. Furthermore, the Company's 52 building materials centers operate in 18 distinct regional markets, which collectively have a diverse economic base of manufacturing, agricultural, recreational and service-based industries. The Company believes that this geographic diversification lessens the impact on the Company of a downturn in any one of its regional markets.

     The Company traces its roots through various predecessor companies to 1915. BMC West Corporation, the Company's predecessor and principal subsidiary, was formed in 1987 through the acquisition of 20 building materials centers from Boise Cascade Corporation and has since grown to 52 centers, predominantly through acquisitions. References to the Company in this Prospectus include BMC West Corporation.

Acquisition Strategy

     The Company continues to seek acquisitions of building materials centers and value-added facilities that serve professional contractors and advanced, project-oriented consumers in new and existing markets. The Company believes that the fragmented nature of its industry presents opportunities for additional acquisitions of strategically located building materials centers and value-added facilities. The management of the Company has substantial experience in expanding building materials supply businesses through acquisitions. Over the past several years, the Company's management has contacted and visited many acquisition candidates. In addition, the Company is contacted regularly by persons seeking to sell their businesses. The Company believes that, due to professional contractor loyalty to existing centers, the most expedient way for the Company to enter new geographic markets is through acquisitions. The Company also believes that the availability of a public market for its Common Stock provides it with additional financial flexibility in pursuing acquisitions.

     While the Company evaluates each potential acquisition candidate on its individual merits, its primary objective has been to acquire profitable building materials centers that meet certain general criteria. The typical targeted acquisition candidate is located on 5 to 10 acre sites which includes 8,000 to 15,000 square feet of indoor showroom and contractor sales space and 20,000 to 50,000 square feet of covered storage area, with reasonable access to the local road system and proximity to regional areas of construction demand. Additional factors include the reputation of the center among local contractors and the quality of the center's management and sales organization.

     Typically, after an acquisition of a center, the Company enhances the center's sales and service capabilities and expands its product offerings, including value-added products, in an effort to increase sales. In addition, the Company seeks to implement its accounting and management systems in each newly acquired center. These systems assist in the effective management of the Company's inventories and accounts receivable and in efforts to improve customer service. The Company generally is able to use its centralized purchasing expertise to reduce product costs following acquisitions.

     In 1994, the Company acquired 10 locations in Arizona, Colorado, Texas and Washington for aggregate consideration of $55.1 million, of which $21.5 million was paid in cash, $10.6 million was paid in promissory notes and $23.0 million was paid in Common Stock of the Company. In 1995, the Company acquired four locations in Texas for aggregate consideration of $36.4 million in cash. In 1996, the Company acquired one building materials center and three value-added facilities in Texas and Utah for aggregate consideration of $10.1 million, of which $8.4 million was paid in cash and $1.7 million was paid in promissory notes. The following chart sets forth the number of building materials centers acquired and consolidated by the Company during each of the last five fiscal years.

                                1992      1993      1994      1995      1996

                                --------------------------------------------
    Beginning balance            30         32       39         49       52

    Acquisitions                  3          7       10          4        1

    Other*                       (1)                            (1)

                                --------------------------------------------
    Ending balance               32         39       49         52       53
                                 --         --       --         --       --

                                     RISK FACTORS

     The shares of Common Stock offered hereby are speculative in nature and involve a high degree of risk. In addition to the other information included elsewhere in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

INDUSTRY CONDITIONS; CYCLICALITY; SEASONALITY

     The building materials industry historically has been subject to substantial cyclical variation, and adverse economic changes in the regions served by the Company could have A material adverse effect on the Company's financial condition. The Company's operations have reflected substantial fluctuations from period to period as A consequence of various factors, including general economic conditions, prices of commodity wood products, levels of building activity and interest rates, single-family housing starts, employment levels, consumer confidence and availability of credit to professional contractors and homeowners. Because a substantial percentage of the Company's net sales is attributable to professional contractors, these factors may have a more significant impact on the Company than on companies focused on a broad range of retail customers.

     In addition, although weather patterns affect the Company's results of operations throughout the year, adverse weather historically has reduced construction activity in the first and fourth quarters in the Company's markets. The Company anticipates that fluctuations from period to period will continue in the future.


--------------------
* In 1992, the Company consolidated its Santa Rosa, California center with its Modesto, California center. In 1995, the Company consolidated its Oakhurst, California center with its Fresno, California center. In 1997, the Company consolidated its San Marcos, Texas center with its Austin and New Braunfels, Texas centers.

ACQUISITION AND DEVELOPMENT STRATEGY

     The Company's objective is to continue to acquire building materials centers and to acquire or develop value-added facilities. Accomplishing this expansion goal will depend on a number of factors, including the Company's ability to identify and acquire acceptable building materials centers and acquire or develop value-added facilities, hire and train competent managers, integrate new acquisitions into the Company's operations, successfully implement cost reduction and working capital management systems, generate funds from operations and continue to access external sources of financing. There can be no assurance that the Company will be able to continue to identify and complete successful acquisitions. The process of integrating acquired businesses may be prolonged due to unforeseen difficulties and may require a disproportionate amount of resources and management's attention. There can be no assurance that the integration, implementation and expansion of the Company's cost reduction and working capital and other management information and control systems will keep pace with the Company's growth. Future acquisitions may be financed through the incurrence of additional indebtedness or the issuance of equity securities, which may dilute the Company's stockholders.

RELIANCE ON KEY PERSONNEL; MANAGEMENT OF GROWTH

     The members of the Company's senior management team have worked together for over 18 years, have an average of 27 years experience with the Company and its predecessors and have been a significant factor in the Company's success to date. The Company does not have employment agreements with any members of its management team (other than agreements with respect to termination in the event of a change of control of the Company). The Company believes that its future success, including the skillful management of the Company's growth, will depend on its ability to retain key members of its management team and to attract, train and retain general managers in the future. There can be no assurance that the Company will be able to do so. A failure to retain, acquire and/or adequately train managerial employees sufficient to manage effectively the Company's operations and growth could result in organizational deficiencies and a material adverse impact on the Company.

PRICES OF COMMODITY WOOD PRODUCTS

     Historically, approximately 50% of the Company's sales has been attributable to commodity wood products, including lumber and panel products. Approximately 47% and 47% of the Company's sales in 1995 and 1996, respectively, were attributable to commodity wood products. Prices of commodity wood products are subject to significant volatility and directly affect the Company's sales and earnings. During 1996, the prices of commodity wood products purchased and sold by the Company were on average 3% higher than in the prior year. During 1995, the prices of commodity wood products purchased and sold by the Company were on average 14% lower than in 1994, which reduced the rate of increase of both the Company's sales and gross profit and increased costs as a percentage of sales as the Company shipped more product per dollar of sales. Declines in commodity wood prices in the future may have an adverse effect on the Company's results of operations.

COMPETITION

     BMC West operates in a highly competitive environment. The Company's centers compete primarily with privately owned, single-site enterprises as well as local and regional building materials chains. To a lesser extent, in certain larger markets the Company also competes with national building materials chains and large home center retailers. Some of these large retailers have substantially greater resources than the Company. Although home center retailers historically have focused their sales efforts on consumers, there can be no assurance that they will not intensify their marketing efforts to professional contractors in the future. Home center retailers may indirectly increase competition in the professional contractor market by prompting smaller local retailers of building materials to increase their focus on this market.

CERTAIN ANTI-TAKEOVER EFFECTS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws, as well as Delaware corporate law and the Company's Stockholder Rights Plan (the "Rights Plan"), may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. Such provisions also may adversely affect prevailing market prices for the Company's Common Stock. Certain of such provisions allow the Company's Board of Directors to issue, without additional stockholder approval, preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The Company has adopted the Rights Plan, pursuant to which holders of the Common Stock received a distribution of rights to purchase additional shares of Common Stock, which rights become exercisable upon the occurrence of certain events. The Rights Plan has certain anti-takeover effects.

RESTRICTIONS ON PAYMENTS OF DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and has no current plans to pay any such dividends in the future. Agreements governing certain of the Company's indebtedness contain provisions that restrict the Company's ability to pay dividends. There can be no assurance as to the amount of funds, if any, that will be available for the declaration and payment of dividends in the future.

                     SELECTED FINANCIAL INFORMATION

     The following selected consolidated financial data are derived from the Company's consolidated financial statements. Historical results should not be taken as necessarily indicative of the results that may be expected for any future period. This consolidated data should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, each of which is incorporated by reference herein. Certain items in the prior years' consolidated financial statements have been reclassified to conform to the 1996 presentation. All amounts shows are in thousands, except share and per share data.


                                                                          YEAR ENDED DECEMBER 31,
                                                         1992           1993           1994           1995           1996
                                                      ----------     ----------     ----------     ----------    -----------
STATEMENT OF INCOME DATA:

Net sales. . . . . . . . . . . . . . . . . . . .      $  290,957     $  399,597     $  547,109     $  630,201    $   718,024
Cost of sales. . . . . . . . . . . . . . . . . .         230,837        315,693        427,951        492,028        559,408
                                                      ----------     ----------     ----------     ----------    -----------
Gross profit . . . . . . . . . . . . . . . . . .          60,120         83,904        119,158        138,173        158,616
Selling, general and administrative expense. . .          50,688         65,619         91,203        116,353        131,462
Other Income, net. . . . . . . . . . . . . . . .             436            948          1,529          1,601          1,268
                                                      ----------     ----------     ----------     ----------    -----------
Income from operations . . . . . . . . . . . . .           9,868         19,233         29,484         23,421         28,422
Interest expense . . . . . . . . . . . . . . . .           4,948          4,554          6,486         10,746         10,496
                                                      ----------     ----------     ----------     ----------    -----------
Income before income taxes . . . . . . . . . . .           4,920         14,679         22,998         12,675         17,926
Income taxes . . . . . . . . . . . . . . . . . .           1,348          5,888          8,739          4,910          6,935
                                                      ----------     ----------     ----------     ----------    -----------
Income before extraordinary item . . . . . . . .           3,572          8,791         14,259          7,765         10,991
                                                      ----------     ----------     ----------     ----------    -----------
Extraordinary item . . . . . . . . . . . . . . .            (956)            --             --             --           (342)
                                                      ----------     ----------     ----------     ----------    -----------
Net income . . . . . . . . . . . . . . . . . . .      $    2,616     $    8,791     $   14,259     $    7,765    $    10,649
                                                      ----------     ----------     ----------     ----------    -----------
Income per share before extraordinary item . . .      $     0.62     $     1.14     $     1.62     $     0.79    $      1.00
Extraordinary item . . . . . . . . . . . . . . .           (0.17)            --             --             --          (0.03)
                                                      ----------     ----------     ----------     ----------    -----------
Net income per share . . . . . . . . . . . . . .      $     0.45     $     1.14     $     1.62     $     0.79    $      0.97
                                                      ----------     ----------     ----------     ----------    -----------
                                                      ----------     ----------     ----------     ----------    -----------
Weighted average number of common and common
  equivalent shares outstanding: . . . . . . . .       5,701,374      7,707,986      8,798,374      9,751,547     10,998,135
                                                      ----------     ----------     ----------     ----------    -----------
                                                      ----------     ----------     ----------     ----------    -----------

                                                                                   AT DECEMBER 31,
                                                       ----------------------------------------------------------------------
                                                          1992           1993           1994           1995           1996
                                                      ----------     ----------     ----------     ----------    -----------

BALANCE SHEET DATA:
Working capital. . . . . . . . . . . . . . . . .      $   38,899     $   60,321     $   76,201     $  100,196    $   110,467
Total assets . . . . . . . . . . . . . . . . . .          92,021        142,297        222,450        264,970        288,369
Long-term debt (net of current maturities) and
  redeemable preferred stock . . . . . . . . . .          37,201         57,168         79,336        123,080         90,203
Stockholders' equity . . . . . . . . . . . . . .          33,899         49,510         87,002         95,927        145,088

                   PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock of the Company trades on the Nasdaq National Market, under the symbol BMHC. The following table sets forth, for the periods indicated, the high and low closing sales prices of the Common Stock on the Nasdaq National Market as reported by the National Association of Securities Dealers, Inc.

                                          HIGH            LOW
                                          ----            ---
      Fiscal 1995:
         First Quarter. . . . .        $ 15-1/4       $ 11-5/16
         Second Quarter . . . .          17             13-1/2
         Third Quarter. . . . .          15-1/2         14
         Fourth Quarter . . . .          14-3/4         12-1/4

      Fiscal 1996:
         First Quarter. . . . .        $ 16-1/4       $ 13
         Second Quarter . . . .          20-1/4         15-1/4
         Third Quarter. . . . .          17-1/8         12-3/4
         Fourth Quarter . . . .          13-7/8         11-7/8

      Fiscal 1997:
         First Quarter. . . . .        $ 14-5/16      $ 11-1/2
         Second Quarter . . . .          13-7/8         10-3/4
         Third Quarter (through          13-1/4         11-1/16
         September 22, 1997)

     As of September 22, 1997, the Company had 11,837,260 shares outstanding, and the Company's Common Stock was held by approximately 6,100 stockholders of record or through nominee or street name accounts with brokers
(approximately 200 stockholders of record).

     The Company has never paid dividends on its Common Stock, and the Board of Directors presently intends to continue this policy in order to return earnings for use in the Company's business. Agreements governing certain of the Company's indebtedness contain provisions that restrict the Company's ability to pay dividends.

                             DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue two classes of shares, common stock and preferred stock. As of September 22, 1997, there were approximately 200 stockholders of record of the Company Common Stock.

COMMON STOCK

     The number of shares of Common Stock authorized by the Company's Certificate of Incorporation is 20,000,000, $.001 par value. At September 22, 1997, the Company had issued and outstanding 11,837,260 shares of Common Stock. All issued and outstanding shares of Common Stock are, and the shares of Common Stock issuable in connection the offering contemplated by this Prospectus will be, validly issued, fully paid and non-assessable.

     The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, and are not entitled to cumulative voting in the election of directors. Subject to the preferences applicable to any shares of preferred stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares.

PREFERRED STOCK

     The number of shares of preferred stock authorized by the Company's Certificate of Incorporation is 2,000,000, at $.001 par value. There are presently authorized 40,150 shares of Class A Preferreed Stock, but no shares of Class A Preferred Stock are issued and outstanding and none will be issued in the future. There are presently authorized 50,000 shares of Class B Preferred Stock (the "Class B Preferred"), of which 10,000 shares are outstanding. All the Class B Preferred Stock is owned by Boise Cascade Corporation. The Class B Preferred is not convertible into Common Stock. It has a liquidation preference of $100 per share (plus accrued and unpaid dividends) and an annual redemption requirement of $1 million. The remaining Class B Preferred will be redeemed in 1997. The Class B Preferred is entitled to vote on certain amendments to the Company's Certificate of Incorporation which would adversely impact the rights of the holders of Class B Preferred. Any such amendment requires the vote of the holders of two-thirds of the outstanding Class B Preferred. In the event the Class B Preferred is not timely redeemed, the holders of the Class B Preferred have the right to elect two persons to the Board of Directors of the Company.

     The Company has also designated 150,000 shares of preferred stock as Class C Junior Participating Preferred Stock (the "Class C Preferred"). The Class C Preferred was designated pursuant to the adoption of the Rights Plan adopted by the Company in September 1997. The Company's Board of Directors is authorized, without further action by the stockholders, to issue, from time to time, additional series of preferred stock, $.001 par value per share, in one or more series, to fix the designations, preferences and relative, participating, optional or other special rights and qualifications or restrictions of the shares of each series and to determine the voting powers, if any, of such shares. The Company's Board of Directors, without further stockholder approval, can thus issue preferred stock with voting and conversion rights that would adversely affect the voting power and other rights of the holders of Common Stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, the Company's Board of Directors is authorized to issue and sell shares of preferred stock to designated persons the impact of which could make it more difficult for a holder of a substantial block of Common Stock to remove incumbent directors or otherwise gain control of the Company. As of the date of this Prospectus, there are no shares of Class C Preferred outstanding.

STOCKHOLDER RIGHTS PLAN

     On September 19, 1997 the Company adopted the Rights Plan, pursuant to which the Company's Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock to holders of record as of October 2, 1997. All Common Stock issued thereafter also includes a Right. Each Right entitles the holder to purchase from the Company one one-hundredth (1/100) of a share of Series C Preferred at a price of $33.33 per one one-hundredth of a share of Class C Preferred, subject to adjustment (the "Purchase Price"). Pursuant to the Rights Plan, in the event of a public announcement that a person or group of affiliated or associated persons (a "Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock (such Person, a "15% Stockholder") or a tender offer or exchange offer is announced or commenced, except pursuant to a Permitted Offer (as defined below), the consummation of which would cause any Person to become a 15% Stockholder, each holder of a Right (other than such 15% Stockholder) will have the right to receive upon exercise, on and after the close of business on the tenth business day following the first to occur of such events (unless in the case of a tender offer or exchange offer described above, prior to the time such Person becomes a 15% Stockholder, the Company's Board of Directors sets a later date) (the "Distribution Date"), Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value (immediately prior to such triggering event) equal to two times the Purchase Price. In the event that any Person becomes a 15% Stockholder, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by such 15% Stockholder, or any affiliate or associate thereof, will be null and void. The Rights Plan further provides that if, on or after the date that a Person becomes a 15% Stockholder, the Company is acquired in a merger or other business combination transaction (other than a merger which follows a Permitted Offer) or 50% or more of its assets or earning power are sold, each holder of a Right (other than a 15% Stockholder) will have the right to receive, upon exercise, common stock of the acquiring company having a market value of two times the Purchase Price. The Purchase Price payable, and the number shares of Class C Preferred or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time in order to prevent dilution.

     A tender or exchange offer for all outstanding shares of Common Stock at a price and/or on terms determined by the Company's Board of Directors (or approved at a special stockholders meeting called for such purpose), prior to the purchase, to be adequate and in the best interests of the Company and its stockholders (other than the acquiring person) is a Permitted Offer under the Rights Plan. A Permitted Offer does not trigger the exercisability of the Rights.

     The Rights will expire on October 1, 2007, unless earlier redeemed or exchanged, or unless the expiration date is extended. Prior to expiration, the Rights may be redeemed by the Company, in whole, but not in part, under certain circumstances (including after a Person has become a 15%

Stockholder, provided that certain conditions are satisfied) at a price of $.0067 per Right. The terms of the Rights may be amended under certain circumstances.

     At any time after any Person becomes a 15% Stockholder and prior to the first date thereafter upon which such 15% Stockholder becomes the beneficial owner of 50% or more of the outstanding Common Stock, the Company may exchange all or part of the then outstanding Rights for Common Stock, at an exchange ratio of one share of Common Stock for one one-hundredth of a share of Class C Preferred (or a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment). Until a Right is exercised, the holder thereof has no rights as a stockholder of the Company solely by virtue of the ownership of such Right.

     Upon the close of business on a Distribution Date, the Rights will be traded independently of the Common Stock, and each Right, except those held by the 15% Stockholder (which will be void), will entitle the holder thereof to acquire, upon payment of the exercise price, a fraction of a share of Series C Preferred of the Company. The shares of Class C Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Class C Preferred will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of shares of Class C Preferred will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Class C Preferred will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Class C Preferred will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Class C Preferred's dividend, liquidation and voting right, the value of one-hundredth interest in a Class C Preferred share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to the person or group that attempts to acquire the Company unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offerer willing to make an offer at an equitable price and that is otherwise in the best interests of the Company and its stockholders, as determined by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors, since the Board of Directors may redeem the rights at a price of $.0067 per Right under certain circumstances.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SECURITIES COVERED BY THIS PROSPECTUS

     The shares of the Common Stock covered by this Prospectus consist of 1,000,000 shares (the "Shares") which may be issued or delivered from time to time in connection with future business combinations, mergers and/or acquisitions. The consideration for such combinations, acquisitions and mergers may consist of cash, assumption of liabilities, evidences of debt, Common Stock or a combination thereof. In general, the terms of such combinations, acquisitions and mergers will be determined by direct negotiations between representatives of the Company and the owners or principal executives of the companies or other entities to be so combined, acquired or merged or the assets of which are to be acquired, and the factors taken into account will include, among other things, the established quality of management, earning power, cash flow, growth potential, facilities and locations of the companies or other entities to be acquired or merged, and the market value of the Common Stock. It is anticipated that the shares of the Common Stock issued or delivered in connection therewith will be valued at a price reasonably related to the market value of the Common Stock either at the time the terms of the combination, acquisition or merger are tentatively agreed upon, or at or about the time or times such shares are issued or delivered.

     Persons who directly or indirectly control, are controlled by, or are under common control with, companies or other entities which are acquired by or merged or combined with the Company may be deemed to be engaged in a distribution of securities, and therefore underwriters of securities within the meaning of
Section 2(11) of the Securities Act, if such persons offer or sell any shares of the Common Stock covered by this Prospectus other than in accordance with the provisions of paragraph (d) of Rule 145 under the Securities Act or pursuant to an effective registration statement. Rule 145(d) provides that such persons will not be deemed to be underwriters if (a) among other things, (i) the Company has complied with certain reporting requirements of the Exchange Act, (ii) the amount of shares sold falls within certain volume limitations, (iii) such shares are sold only in brokers' transactions within the meaning of Section 4(4) of the Securities Act or in a manner otherwise permitted by Rule 144 under the Securities Act, (iv) such persons do not solicit or arrange for the solicitation of orders to buy such shares in anticipation of or in connection with the sale thereof, and (v) such persons do not make any payments in connection with the offer or sale thereof to any persons other than the brokers executing the orders to sell such shares; (b) such persons are not affiliates of the Company and have been the beneficial owners of the Common Stock for at least one year, and the Company has complied with certain reporting requirements of the Exchange Act; or
(c) such persons are not, and have not been for at least three months, affiliates of the Company and have been the beneficial owners of the Common Stock for at least two years.

     This Prospectus, as appropriately supplemented or amended, may be used from time to time by persons who have received from the Company Common Stock covered by the Registration Statement in acquisitions and who may be entitled to offer such Common Stock under circumstances requiring the use of a prospectus (such persons being referred to as "Selling Stockholders"); provided, however, that no Selling Stockholder will be authorized to use this Prospectus for any offer of such Common Stock without first obtaining the consent of the Company. The Company may consent to the use of this Prospectus for a limited period of time by the Selling Stockholders and subject to limitations and conditions which may be varied by agreement between the Company and the Selling Stockholders.
Resales of such shares may be made on the Nasdaq National Market or such other exchange on which the Common Stock may be listed, in the over-the-counter market or in private transactions.

     The Company will receive none of the proceeds from any sales by the Selling Stockholders. Any commissions paid or concessions allowed to any broker-dealer and, if any broker dealer purchases such shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act. Printing, certain legal, filing or similar expenses of this offering will be paid by the Company. Selling Stockholders will be responsble for all brokerage fees and commissions and underwriting discounts. The Selling Stockholders and any broker-dealer through such shares are sold may be deemed to be underwriters within the meaning of the Securities Act.

     There presently are no arrangements or understandings pertaining to the distribution of the shares as described herein. Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution a supplemented Prospectus will be filed, pursuant to Rule 424(b) under the Securities Act, setting forth (i) the name of each Selling Stockholder and of the participating broker-dealers; (ii) the number of shares involved; (iii) the price at which such shares were sold and (iv) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable; and (v) other facts material to the transaction.

     Selling Stockholders may sell the shares being offered hereby from time to time in transactions (which may involve crosses and block transactions) on the Nasdaq National Market or such other securities exchange on which the Company's Common Stock may be listed, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. Selling Stockholders may sell some or all of the shares in transactions involving broker-dealers, who may act solely as agent and/or may acquire shares as principal. Selling Stockholders may also offer shares pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 145(d) under the Securities Act. Selling Stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

     The Company may agree to indemnify the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act, and the Selling Stockholders may indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                    LEGAL OPINION

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Palo Alto, California.

                                       EXPERTS

     The Audited financial statements and schedules included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing in given said reports.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE
       ANY INFORMATION OR MAKE ANY
    REPRESENTATIONS OTHER THAN THOSE
     CONTAINED IN THIS PROSPECTUS IN
   CONNECTION WITH THE OFFERING HEREIN
  CONTAINED AND, IF GIVEN OR MADE, SUCH
 INFORMATION OR REPRESENTATION MUST NOT             1,000,000 SHARES
     BE RELIED UPON HAS HAVING BEEN
    AUTHORIZED BY THE COMPANY OR THE
  PURCHASERS.  THIS PROSPECTUS DOES NOT
    CONSTITUTE AN OFFER TO SELL, OR A           BUILDING MATERIALS HOLDING
  SOLICITATION OF AN OFFER TO BUY, THE                 CORPORATION
    SECURITIES OFFERED HEREBY IN ANY
  JURISDICTION TO ANY PERSON TO WHOM IT               COMMON STOCK
     IS UNLAWFUL TO MAKE AN OFFER OR                ($.001 PAR VALUE)
 SOLICITATION.  NEITHER THE DELIVERY OF
    THIS PROSPECTUS NOR ANY SALE MADE
       HEREUNDER SHALL, UNDER ANY
  CIRCUMSTANCES, CREATE AN IMPLICATION
  THAT THERE HAS NOT BEEN ANY CHANGE IN
 THE FACTS SET FORTH IN THIS PROSPECTUS
 OR IN THE AFFAIRS OF THE COMPANY SINCE
            THE DATE HEREOF.

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            TABLE OF CONTENTS                          PROSPECTUS

                                   Page        --------------------------
                                   ----
 Available Information . . . .      2
 Incorporation of Certain
   Information by Reference  .      2
 The Company . . . . . . . . .      3
 Risk Factors  . . . . . . . .      5
 Selected Financial Information     8
 Price Range of Common Stock and                     OCTOBER 10, 1997
   Dividend Policy . . . . . .      9
 Description of Capital Stock       10
 Securities Covered by this
   Prospectus  . . . . . . . .      13
 Legal Opinion . . . . . . . .      14
 Experts   . . . . . . . . . .      14

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